Exhibit 99.1

NEWS RELEASE

Fortuna reports a fatal accident at its Séguéla Mine, Côte d’Ivoire

Vancouver, February 25, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) regrets to report that a fatal accident occurred yesterday at the Séguéla Mine. The tragic incident took place while an employee of Mapa Protection Incendie (MPI), a specialized service provider to the mine contractor Mota Engil, was conducting a planned refilling of fire extinguishers. The accident took place at the contractor’s light vehicle maintenance workshop where an explosion took place while handling a fire extinguisher. The MPI employee was immediately aided by the mine’s emergency and rescue team and evacuated to the Séguéla City Hospital where he unfortunately passed away from sustained injuries. No other people were injured in the incident. The appropriate government and local authorities have been notified, senior corporate leadership of the Company is mobilizing to site, and an investigation to determine the cause of the accident is underway.

Jorge A. Ganoza, President, CEO and Director of Fortuna, commented, “It is with a heavy heart that I address this tragic accident. Our deepest sympathies are with the family, friends, and colleagues of the deceased.” Mr. Ganoza continued, “The safety and well-being of the entire workforce is our top priority, and we are committed to conducting a thorough investigation to understand how this happened, and to prevent such incidents in the future.”

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long- term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

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